02068222

Act 33
Section 5
Rule
Public Availability 12-20-02

DC

December 20, 2002

No Act
P.E. 12-9-02
0-21749

PROCESSED
JAN 1 0 2003
THOMSON FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mooney Aerospace Group, Ltd. ("Mooney")
Incoming letter dated December 9, 2002

Based on the facts presented and policy considerations, the Division will not recommend enforcement action to the Commission if Mooney, in reliance on your opinion that the exemption from registration provided by Section 1145(a)(1) of the Bankruptcy Code is available, issues the common stock and warrants to purchase common stock of Mooney in the manner described without registration under the Securities Act of 1933. Similarly, the Division will not recommend enforcement action to the Commission if Mooney, in reliance on your opinion that the exemption under Section 1145(a)(2) of the Code is available, effects sales of its common stock underlying the warrants without registration. In arriving at these positions, we have noted that notice of the proposed sale was given to each creditor of the debtor, each of whom was given the opportunity to object to the sale; the sale of the debtor's assets outside of the plan was made necessary by continuing losses and rapidly depleting assets; a disclosure statement will be approved by the bankruptcy court as conforming with Section 1125 of the Code and will be sent to each creditor of the debtor; and the common stock and warrants issued to the debtor prior to confirmation of the plan can only be redistributed by the debtor in exchange for certain claims against the debtor pursuant to the plan.

The Division will also not recommend enforcement action to the Commission if resales of such securities are effected without registration, provided that the creditors are not "underwriters" as that term is defined in Section 1145(b) of the Code. Persons receiving such common stock or warrants who are or may become affiliates of Mooney would be required to comply with Rule 144 for such resales in absence of registration or another exemption. Because the securities will not be restricted securities, the holding period requirement of Rule 144(d) would not apply.

Because these positions are based on the representations made to the Division in your letter, any different facts might require different results. Moreover, this letter merely expresses the Division's positions regarding enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,

David C. Lee

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2002

Otto E. Sorensen
Luce, Forward, Hamilton & Scripps LLP
600 West Broadway
Suite 2600
San Diego, California 92101

Re: Mooney Aerospace Group Ltd

Dear Mr. Sorensen:

In regard to your letter of December 9, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

LUCE FORWARD
ATTORNEYS AT LAW • FOUNDED 1873
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

600 West Broadway
Suite 2600
San Diego, CA 92101
619.236.1414
619.232.8311 fax
www.luce.com

1933 Act/Section 5

OTTO E. SORENSEN, PARTNER
DIRECT DIAL NUMBER 619.699.2534
DIRECT FAX NUMBER 619.645.5324
EMAIL ADDRESS OSORENSEN@LUCE.COM

December 9, 2002

VIA FACSIMILE AND FIRST-CLASS MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: No-Action Request Regarding the Proposed Purchase of Assets by Mooney Aerospace Group, Ltd.

Ladies and Gentlemen:

This firm represents Mooney Aerospace Group, Ltd., a public Delaware corporation ("MAGL") and its wholly owned subsidiary, Mooney Airplane Company, Inc., a Delaware corporation ("MAC") in connection with the following described transaction. This letter constitutes an amendment and restatement of our letter of June 19, 2002. In July 2001, Mooney Aircraft Corporation, a New Jersey corporation ("Mooney") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), with the United States Bankruptcy Court in San Antonio, Texas (the "Bankruptcy Court") and subsequently filed a Motion to Sell All or Substantially All Assets that provided for the sale of substantially all of the assets of Mooney to MAGL. On March 18, 2002, Mooney and MAGL entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), under which MAGL agreed to purchase certain assets (the "Assets") from Mooney. The Assets constituted substantially all of Mooney's assets, excluding only cash in hand, accounts receivable, corporate records, insurance policies, and one parcel of real estate of insignificant value. Prior to closing, MAGL assigned its right to acquire the Assets to MAC but retained the payment obligations under the Asset Purchase Agreement. The closing of the transactions contemplated by the Asset Purchase Agreement occurred on April 24, 2002, pursuant to an order of the Bankruptcy Court approving the sale.

On behalf of MAGL, we hereby request that the Staff of the Securities and Exchange Commission advise that, on the basis of the facts stated herein, it will not recommend enforcement action with respect to the issuance and resale of the shares of common stock, the warrants, and the shares of common stock issuable upon exercise of the warrants, all as described herein, which we believe are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 1145 of the Bankruptcy Code, provided that the persons engaging in such resales are not "underwriters," as defined in Section 1145(b) of the Bankruptcy Code or "affiliates," as defined in the Securities Act.

Statement of Facts

The Parties

MAGL is a company organized to design, develop, manufacture and market propjet and jet aircraft intended primarily for business use. Shares of MAGL Class A Common Stock, Class A Warrants (and the underlying shares of Class A Common Stock), Class B Warrants (and the underlying shares of Class A Common Stock) (collectively, the "Registered Securities") are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of May 22, 2002, 64,328,017 shares of MAGL Class A Common Stock, 10,400,000 Class A Warrants and 6,900,000 Class B Warrants were issued and outstanding. There are approximately 183 record holders of shares of Class A Common Stock, 81 record holders of Class A Warrants, and 30 record holders of Class B Warrants. The Registered Securities are traded on the Over-the-Counter Bulletin Board market and had an average daily trading volume of approximately 449,705 shares of Common Stock, 6,215 Class A Warrants, and 9,870 Class B Warrants during the month of March 2002. We understand that MAGL has filed all documents and reports it is required to file under the Exchange Act, in a timely manner, for at least the last twelve months.

Mooney was a designer and manufacturer of single-engine aircraft based in Kerrville, Texas. No securities of Mooney are registered under the Exchange Act. Prior to the closing of the sale of the Assets, Mooney retained possession of its assets and, subject to an Operating Agreement (the "Operating Agreement") with MAGL, was authorized under the Bankruptcy Code to continue the management and operation of its business as a debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

Asset Sale and Plan of Liquidation

On February 6, 2002, the Bankruptcy Court approved the Operating Agreement, which allowed MAGL to manage Mooney pending the sale of the Assets to MAGL. MAGL acquired the Assets pursuant to the Asset Purchase Agreement on April 24, 2002, and intends to continue to produce Mooney aircraft under the Mooney name.

As the first step in its acquisition of the Mooney assets, in January 2002, MAGL acquired the senior secured creditor position in the Mooney bankruptcy (the "Congress Position") from Congress Financial Corporation ("Congress"). The purchase of the Congress Position was undertaken pursuant to the terms of an Assignment and Assumption Agreement dated as of January 29, 2002 with Notice filed in the Bankruptcy Court. The purchase price paid by MAGL in connection with its acquisition of the Congress Position was $8,000,000, with $3,500,000 paid in cash and $4,500,000 in secured promissory notes issued by MAGL. Each of the notes is secured by substantially all of the assets acquired from Congress. MAGL also issued a Limited Recourse Secured Promissory Note in the amount of $5,714,408.71 to Congress. The debts have been reaffirmed and accepted by MAC as a consequence of the closing of the Asset Purchase Agreement (the "Closing").

MAGL caused MAC to acquire title to the Assets pursuant to the Asset Purchase Agreement in exchange for the following consideration (collectively, the "Purchase Price"): (i) $8,000,000, which shall be credited against MAGL's allowed claim (estimated by MAGL to be approximately $13,700,000) in the bankruptcy action, (ii) cash in the approximate amount of $633,000, (iii) a promissory note (the "Note") issued by MAGL in the original principal amount of $154,488.71 payable to Mooney, (iv) warrants (the "Warrants") to purchase 3,623,189 shares of MAGL Class A Common Stock (the "Warrant Shares"), (v) assumption of past due (approximately $661,792.79) and current ad valorem personal and real property taxes owed by Mooney to the City of Kerrville, Texas; Kerr County Texas; Kerr Independent School District; and Center Point Independent School District, (vi) payment of amounts under leases and contracts assumed by MAGL necessary to cure any defaults under such agreements, and (vii) 2,355,073 shares of Class A Common Stock of MAGL (the "Shares"). The Shares represent approximately 3.7% of MAGL's currently outstanding shares of Class A Common Stock. Assuming all of the warrants are exercised, the Warrant Shares would represent approximately 5.3% of MAGL's outstanding shares of Class A Common Stock. MAGL has been informed that it is probable that no more than approximately 470,000 Shares and 725,000 Warrant Shares, together constituting approximately 1.76% of the currently issued and outstanding shares of MAGL's Class A Common Stock, assuming full exercise of the Warrants, will be redistributed by Mooney to any single creditor of Mooney. Under the terms of the Asset Purchase Agreement, MAGL has assumed certain real and personal property leases to which Mooney is a party, as well as certain contracts entered into by Mooney. Other than as described above, MAGL has not assumed any outstanding "balance sheet" liabilities of Mooney.

Pursuant to an order of the Bankruptcy Court approving the sale, the Purchase Price (including the Shares and Warrants) was delivered by MAGL to Mooney at the Closing, and became part of the Bankruptcy Estate of Mooney, to be distributed to creditors of Mooney in accordance with a bankruptcy plan to be adopted by Mooney; such distribution to creditors is expected to occur no later than approximately one year after delivery of the Shares and Warrants to Mooney. Prior to the Court's approval of the sale, notice of the proposed sale was sent to each creditor of Mooney, each of whom was given an opportunity to object to the proposed sale.

Disclosure Statement

For purposes of soliciting approval of a plan, Mooney will prepare a disclosure statement (the "Disclosure Statement") that describes the Plan and the proposed issuance and distribution of the Shares and Warrants. The Disclosure Statement will be filed with the Bankruptcy Court for its review and approval pursuant to Section 1125(b) of the Bankruptcy Code and sent to each creditor of Mooney.

<u>Discussion</u>

Based on the facts outlined above, it is our opinion that Section 1145 exempts from the registration requirements of the Securities Act the issuance of the Shares and Warrants and the resale of the Shares, Warrants and Warrant Shares by a holder thereof, who is neither an underwriter under the Bankruptcy Code nor an affiliate of MAGL under the Securities Act.

Section 1145(a) of the Bankruptcy Code – Issuance Exemption

Section 1145(a) of the Bankruptcy Code exempts from the registration requirements of the Securities Act the "offer or sale under a plan of a security of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan in exchange for a claim against, [or] an interest in, the debtor or such affiliate . . . ." In the contemplated transaction, the Shares and Warrants have been issued to Mooney and will be distributed to its creditors in exchange for claims against and interests in Mooney only under a plan of liquidation approved by the Bankruptcy Court (the "Plan").

The two threshold questions with respect to the applicability of the Section 1145 to the offering, issuance, sale and purchase of the Shares, the Warrants and the Warrant Shares are (1) whether the issuance of the Shares and the Warrants prior to confirmation of the Plan to Mooney for distribution under the Plan is "an offer or sale under a plan" for purposes of

Section 1145(a)(1) of the Bankruptcy Code; and (2) whether MAGL is the "successor" to Mooney for purposes of Section 1145(a)(1) of the Bankruptcy Code.

With respect to the first question, we are of the opinion that such issuance was an "offer or sale under a plan" because the sale by Mooney of substantially all of its assets to MAGL and its subsidiary is an inextricable part of Mooney's contemplated Plan, and the contemplated Plan is the premise upon which the sale of the assets to MAGL and its subsidiary took place.

The staff of the Commission has taken a no-action position with respect to the non-registration of securities committed to be issued in a Section 363 sale which took place outside of the plan of reorganization. See *Wickes Companies, Inc.* (November 10, 1986) and *Hasbro, Incorporated* (September 28, 1989). In *Wickes*, the staff recognized that "the sale of the debtor's assets outside of a plan of reorganization was necessitated by continuing losses and rapidly depleting assets . . . ." There, as here and in *Hasbro*, compelling business reasons necessitated transfer of the Assets prior to confirmation of the Plan, in that a delay in the sale of the assets would have resulted in a significant diminution of their value.

Although in *Wickes* the securities were not physically issued prior to confirmation of the Plan, it is our opinion that the physical delivery by MAGL of a warrant certificate and a share certificate to Mooney prior to confirmation of the Plan, which securities, pursuant to the Asset Purchase Agreement, may only be redistributed by Mooney following the earlier of (1) the issuance of a no-action letter to the effect that the securities may be redistributed pursuant to Section 1145 of the Bankruptcy Code or (2) if this request for no action were not to be granted, the earlier of the date on which the redistribution of the securities is registered under the Securities Act or an exemption from registration of such redistribution pursuant to Rule 144(k) is available, should not change the result. Our opinion in this regard is based upon the *Hasbro* no-action letter, in which the applicant specified that the securities could be issued prior to the confirmation of the Plan, provided that the debtor executed and delivered to the issuer its written agreement not to redistribute the securities unless, until and pursuant to (i) either a Plan of Reorganization confirmed by the Bankruptcy Court or (ii) an opinion of the debtor's counsel, reasonably acceptable to the issuer, as to the availability of an exemption from the registration requirements of the Securities Act.

With respect to the second question described above, under prior decisions of bankruptcy courts and prior positions taken by the Staff, MAGL qualifies as a "successor of the debtor," for purposes of the exemption set forth in Section 1145(a) of the Bankruptcy Code. The Staff has consistently taken a no-action position in situations, like the present case, involving the purchase of substantially all of the assets of a debtor without the assumption of the debtor's liabilities, other than post-closing liabilities and obligations related to the assets acquired. See the Securities and Exchange Commission No-Action letters addressed to *Medical Manager*

Corporation, SEC No-Action Letter (March 3, 2000); *Nextel Communications, Inc.* (May 10, 1999); *U.S. Plastic Lumber Corporation* (October 23, 1998); *Search Capital Group, Inc.* (August 30, 1996); *Arrhythmia Research Technology, Inc.* (November 2, 1993); and *Hasbro, Incorporated* (September 28, 1989). The Staff's position is similar to that held by bankruptcy courts. See *In re The Stanley Hotel, Inc.*, 13 Bankr. 926 (Bkrtcy. D. Colorado 1981); *In re Amarex, Inc., et al.*, 53 Bankr. 12 (Bkrtcy. W.D. Oklahoma 1985); *In re Frontier Airlines, Inc. et al.*, 93 Bankr. 1014 (Bkrtcy. D. Colorado 1988); and *In re A.H. Robbins Company, Incorporated*, 88 Bank. 742 (Bkrtcy. E.D. Virginia 1988) for holdings similar to the positions taken by the Staff.

We also believe that Section 1145(a)(2) of the Bankruptcy Code exempts the offer and sale by MAGL of the underlying Warrant Shares from the registration requirements of Section 5 of the Securities Act. As required by Section 1145(a)(2), the Warrant Shares would be issued by MAGL upon exercise of a warrant, option, right or privilege that was sold in the manner specified in Section 1145(a)(1). The staff has approved of this treatment under similar circumstances in other no-action letters, and we request that it confirm this same treatment in the present instance. See, e.g., *Barry's Jewelers, Inc.* (July 20, 1998), *Search Capital Group, Inc.* (August 30, 1996), *Westmark Systems Incorporated and Tracor Holdings, Incorporated* (December 13, 1991), *Zenith Laboratories, Incorporated* (January 12, 1990), *Hasbro, Inc.*, supra, and *Northeast Utilities*, supra.

Section 4(1) of the Securities Act – Resale Exemption

Section 1145(c) of the Bankruptcy Code provides that the offer or sale of securities in a transaction referred to in Section 1145(a)(1) is deemed to be a public offering; therefore, the shares received in such offering are not restricted securities. Since the Shares and Warrants will not be "restricted securities" under Rule 144 promulgated under the Securities Act, the Shares and Warrants may be resold without registration under the Securities Act or compliance with Rule 144, provided, the reseller (i) is not an affiliate of MAGL and (ii) is not otherwise an "underwriter" under Section 1145(b) of the Bankruptcy Code. Therefore, the exemption set forth in Section 4(1) of the Securities Act, which applies to sales not involving an "issuer, underwriter or dealer," will apply to the resale of the Shares and Warrants unless the holder of such securities is deemed an affiliate of MAGL or an underwriter. If a person is an affiliate of MAGL, such Shares and Warrants will have to be sold in compliance with Rule 144. The foregoing views are supported by the following no-action letters: *Arrhythmia Research Technology, Inc.* (November 2, 1993), *Oregon Steel Mills* (February 26, 1993), *Westmark Systems, Inc.* (December 13, 1991), *Northeast Utilities* (February 11, 1991), *Hasbro, Incorporated* (September 28, 1989), *Cyclops Industries, Inc.* (June 2, 1988) and *Grayhall Resources, Inc.* (June 10, 1987).

The Staff also has consistently taken a no-action position with respect to the nonregistration under the Securities Act of the resale of securities issued under Section 1145(a)(2), so long as the selling security holders are not underwriters within the meaning of Section 1145(b)(1) of the Bankruptcy Code or "affiliates" of the issuer within the meaning of the Securities Act after consummation of the related plan of reorganization. See, e.g., *Barry's Jewelers,* supra, *Search Capital,* supra, *Westmark,* supra, *Zenith Laboratories,* supra, *Hasbro,* supra, and *Northeast Utilities,* supra. Consistent with the Staff's prior no-action advice, we request that the Staff advise us that no enforcement action will be recommended if resales of the Warrant Shares issuable upon exercise of the Warrants are effected without registration under the Securities Act, so long as the selling security holders are not underwriters within the meaning of Section 1145(b)(1) of the Bankruptcy Code or affiliates of MAGL within the meaning of the Securities Act, and that selling security holders that are affiliates may effect such resales pursuant to Rule 144 under the Securities Act, registration under the Securities Act or another available exemption therefrom.

Conclusion

For the reasons stated herein, we are of the opinion that the issuance and distribution of the Shares and Warrants and the issuance of the Warrant Shares upon exercise of the Warrants are exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act, based upon the exemption provided in Section 1145(a)(1) of the Bankruptcy Code, and that the Shares, Warrants and Warrant Shares may be resold without registration by holders who are neither underwriters nor affiliates. We note particularly that the Shares, Warrants and Warrant Shares (i) will be distributed to creditors under a plan of reorganization, (ii) are those of a "successor to the debtor" and (iii) are in exchange for claims against Mooney.

Therefore, we respectfully request the assurance of the Staff that it will not recommend enforcement action with respect to the issuance, distribution, and resale of the Shares, Warrants and Warrant Shares without registration under the Securities Act by persons who are neither underwriters under the Bankruptcy Code nor affiliates of MAGL under the Securities Act.

In accordance with Securities Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. We respectfully request that the Staff address the request set forth in this letter and confirm the views expressed herein. If, for any reason, Staff does not concur with our conclusions, we would appreciate the opportunity to confer with Staff prior to any written response to this letter. Any questions regarding the foregoing request should be directed to the undersigned at (619) 699-2534. Please acknowledge receipt of this letter on the enclosed copy and return the same to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

Otto E. Sorensen
for
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

OES/jww
Encls.

cc: Nelson Happy, Esq.